Exhibit 99.1

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name, valuation methodologies, assumptions and value conclusions of our report, dated January 15, 2024, prepared by us with respect to the valuation of the property portfolio of SmartStop Self Storage REIT, Inc. (the “Company”), comprised of (i) 156 wholly-owned properties and (ii) eight properties held in unconsolidated joint ventures in which the Company held an ownership interest, which is contained in this Annual Report on Form 10-K and incorporated by reference in the Company’s Registration Statement on Form S-3 (SEC File No. 333-214848) and the Company’s Registration Statement on Form S-8 (SEC File No. 333- 265639). In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

Robert A. Stanger & Co., Inc.

By: /s/ Robert A. Stanger & Co., Inc.

Date: March 11, 2024